April 23, 2021
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
ATTN.: Mr. Mark Cowan
Document Control – EDGAR
RE: Ameriprise Certificate Company (ACC)
Post-Effective Amendment No. 49
Ameriprise Installment Certificate
File No.: 2-76193
Dear Mr. Cowan:
Transmitted for filing electronically is Post-Effective Amendment No. 49 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC. No material changes were made to the terms of the prospectus for Ameriprise Installment Certificate since its previously effective prospectus dated April 22, 2020.
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 28, 2021. The underwriter’s request for such acceleration is in correspondence accompanying this Post-Effective Amendment.
If the Registration Statement were eligible to be filed pursuant to Rule 485 under the 1933 Act, ACC would make the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings other than those permitted by Rule 485(b). I have reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 312-634-9280.
Thank you.
/s/ Megan E. Garcy
Megan E. Garcy
Senior Counsel
Ameriprise Financial, Inc.

April 23, 2021
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
ATTN.: Mr. Mark Cowan
Document Control – EDGAR
RE: Ameriprise Certificate Company (ACC)
Post-Effective Amendment No. 49
Ameriprise Installment Certificate
File No.: 2-76193
Dear Mr. Cowan:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned post-effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 28, 2021.
Sincerely,
/s/ Abu M. Arif
Abu M. Arif
Senior Vice President AWM and General Manager Banking & Cash Solutions
Ameriprise Financial Services, Inc.